FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry and Zimbalam to Bring Digital Music Distribution Service for Independent Artists and Labels to BlackBerry 10	3

Document 1

March 22, 2013

FOR IMMEDIATE RELEASE

BlackBerry and Zimbalam to Bring Digital Music Distribution Service for Independent Artists and
Labels to BlackBerry 10

[Waterloo, ON] – BlackBerry® (NASDAQ: BBRY; TSX: BB) and Zimbalam, a leading global digital music distributor for developing and independent artists, announced today that they are working together to offer unsigned musicians an easy and efficient way to bring their music content to the BlackBerry® World™ storefront.

Zimbalam and BlackBerry will leverage Zimbalam’s expansive distribution network and custom technologies to give independent artists the ability to sell their music around the world on BlackBerry World.

Artists will enjoy Zimbalam’s clear and simple interface and daily sales reports. Customer support is tailored to the artist’s local language and distribution packs are adapted geographically. Artists also have the opportunity to evolve and move their careers a step forward as currently over 20 artists a month are offered the opportunity to work with A&R and develop their careers.

To get started, artists simply visit www.zimbalam.com/?partner=BlackBerry, create an account with Zimbalam, choose their release dates and the territories they want to sell their music in, pay a small distribution fee, and begin selling their music. Artists remain free and independent and earn 90% of their royalties from sales.

“Zimbalam exists in order to allow unsigned artists to get their music on to digital music stores and to find their audience. We are excited to be working with BlackBerry as it will give artists access to a different fan base and help with the discovery of their music,” said Denis Ladegaillerie, CEO of Zimbalam.

“Whether you’re an independent artist, label or simply a customer who loves to create music, Zimbalam through BlackBerry World will be a fantastic vehicle to share your music with the world,” said Martyn Mallick, Vice President Global Alliances and Business Development at BlackBerry.

About Zimbalam
Europe's largest digital music distributor for independent artists, Zimbalam, wants to free talent, rejuvenate creativity and promote musical diversitty by giving independent artists a solution to sell their music on the major worldwide digital stores and streaming services.

The artist earns 90% of their royalties from sales, keeps their rights, the contract is non-exclusive and they remain totally free and independent.

Available for artists all worldwide since 2012, Zimbalam has already helped 80,000 artists.
www.zimbalam.com

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contacts:
Samantha Lowe
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Chris Dyer
Zimbalam Media Relations
chris.dyer@believedigital.com

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 22, 2013	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer